EXHIBIT 8.1
LIST OF SIGNIFICANT SUBSIDIARIES
1.	Lorenzo Jewelry Limited, a Hong Kong corporation

2.	ENZO International Holdings Ltd., a BVI corporation

3.	ENZO Jewelry Inc., a BVI corporation

4.	Lorenzo Crystal Ltd., a Hong Kong corporation

5.	Lorenzo (Shenzhen) Co., Ltd., a PRC corporation

6.	Wonderful (Shenzhen) Ltd., a PRC corporation

7.	Shanghai Enzo Diamond Co., Ltd., a PRC corporation